Exhibit 2.1

Allen & Overy LLP

CONFORMED COPY

SHARE PURCHASE AGREEMENT

COBHAM PLC and ESTERLINE ACQUISITION LIMITED and ESTERLINE TECHNOLOGIES CORPORATION

Dated 8 March 2006

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CONTENTS

Clause		Page

1.	Interpretation	3
2.	Sale and Purchase	3
3.	Condition Precedent	3
4.	Completion	4
5.	Consideration	4
6.	Adjustments to Initial Consideration	4
7.	Deferred Consideration	5
8.	Shareholder Loans	5
9.	Guarantees	6
10.	Warranties	6
11.	Indemnity	7
12.	Pensions	9
13.	Environment	10
14.	Real Estate	10
15.	Use of Names	10
16.	Restrictive Covenants	11
17.	Confidentiality	13
18.	Notices	14
19.	Assignments	15
20.	Payments	15
21.	Guarantee	16
22.	General	17
23.	Whole Agreement	18
24.	Governing Law and Jurisdiction	18
25.	Language	19

Schedule

1.	WDSL
2.	The Subsidiary
3.	Property
4.	Warranties
5.	Warranty Claims
6.	Pensions and Employee Benefits
7.	Pre-Completion
8.	Completion
	Part 1 Seller’s Obligations
	Part 2 Purchaser’s Obligations
9.	Deferred Consideration
10.	Working Capital
	Part 1 Working Capital Statement
	Part 2 Specific Policies for Preparation of the Working Capital Statement
	Part 3 Pro Forma Working Capital Statement
11.	Independent Accountants
12.	Environment
13.	Interpretation

Signatories

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THIS AGREEMENT is made on 8 March 2006

BETWEEN:

(1)	COBHAM PLC a company incorporated in England and Wales with registered number 30470 whose registered office is at Brook Road, Wimborne, Dorset BH21 2BJ, England (the Seller);

(2)	ESTERLINE ACQUISITION LIMITED a company incorporated in England and Wales with registered number 5720105 whose registered office is at c/o Mitre Secretaries Ltd, Mitre House, 160 Aldersgate Street, London EC1A 4DD (the Purchaser); and

(3)	ESTERLINE TECHNOLOGIES CORPORATION a corporation incorporated in Delaware whose principal office is at 500 108th Avenue NE, Bellevue, Washington, USA (the Guarantor).

BACKGROUND:

(A)	The Seller is beneficially entitled to all the issued share capital of Wallop Defence Systems Limited (WDSL) short details of which are set out in Schedule 1. WDSL is legally and beneficially entitled to all the issued share capital of ML Wallop Defence Systems Limited (ML) short details of which are set out in Schedule 2.

(B)	The Seller wishes to sell and the Purchaser wishes to purchase all the issued share capital of WDSL (the Shares) free from any Encumbrance on the terms and subject to the Condition set out in this agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in 0 apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is a reference to a clause, subclause or schedule of or to this agreement. The schedules form part of this agreement.

1.3	The headings in this agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	Subject to the Condition being satisfied, the Seller shall procure the sale with full title guarantee of the Shares and the Purchaser shall purchase the Shares.

2.2	The Shares shall be sold free from all Encumbrances and together with all rights attaching to them.

2.3	The consideration for the sale of the Shares shall be calculated in accordance with clauses 5, 6 and 7.

3.	CONDITION PRECEDENT

3.1	The sale and purchase of the Shares is conditional on the German Federal Cartel Office (FCO) having cleared the transaction either by:

(a)	notifying the Purchaser and/or the Seller within the one month period stipulated by section 40(1) of the German Act Against the Restraint of Competition (the German Act)

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that the conditions for a prohibition in accordance with section 36(1) of the German Act are not met; or

(b)	clearing the transaction within the four month period stipulated by section 40(2) of the German Act; or

(c)	permitting the time limits stipulated by section 40(1) and section 40(2) of the German Act to expire without having served the relevant notice or decision.

3.2	Each party shall use all reasonable endeavours to procure (so far as it is so able to procure) that the Condition is satisfied on or before 30 September 2006 (the Long Stop Date). If the Condition is not satisfied in accordance with the preceding subclause on or before the Long Stop Date:

(a)	except for this subclause, clauses 1, 17, 18, 19, 20, 21, 22.3 to 22.9, 23, 24 and 25 and the provisions of 0, all the provisions of this agreement shall lapse and cease to have effect; but

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of either party in respect of damages for non-performance of any obligation under this agreement falling due for performance prior to such lapse and cessation.

4.	COMPLETION

4.1	Completion shall take place at the offices of the Seller’s Solicitors at 9 a.m. on the third Business Day after the date on which the Condition is satisfied (or at such other place, at such other time and/or on such other date as the Seller and the Purchaser may agree).

4.2	Until Completion the provisions of 0 shall apply.

4.3	At Completion:

(a)	the Seller shall observe and perform the provisions of Part 1 of 0; and

(b)	the Purchaser shall observe and perform the provisions of Part 2 of 0.

4.4	Neither the Seller nor the Purchaser shall be obliged to complete the sale or purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with this agreement and the other has complied with its obligations under, in the case of the Seller, paragraphs (a)(i), (ii), (iv) and (v) of Part 1 of 0 and in the case of the Purchaser, paragraphs (b), (c) and (d) of Part 2 of 0.

5.	CONSIDERATION

5.1	The initial consideration for the sale of the Shares shall be the sum of £33,750,000 less the Estimated Net Indebtedness (or, if the Estimated Net Indebtedness is negative, adding such amount) and plus the Estimated Working Capital Amount (or, if the Estimated Working Capital Amount is negative, subtracting such amount) (the Initial Consideration).

5.2	Provisions for the interpretation of clause 5.1 and the adjustments in clause 6 are set out in 0.

6.	ADJUSTMENTS TO INITIAL CONSIDERATION

6.1	The Initial Consideration shall be adjusted following Completion with respect to the Actual Net Indebtedness as follows:

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(a)	if the Actual Net Indebtedness exceeds the Estimated Net Indebtedness, the Initial Consideration shall be reduced by the amount of the excess; and

(b)	if the Actual Net Indebtedness is less than the Estimated Net Indebtedness, the Initial Consideration shall be increased by the amount of the difference.

6.2	The Initial Consideration shall be adjusted following Completion with respect to the Working Capital Amount as follows:

(a)	if the Working Capital Amount exceeds the Estimated Working Capital Amount, the Initial Consideration shall be increased by the amount of the excess; and

(b)	if the Working Capital Amount is less than the Estimated Working Capital Amount, the Initial Consideration shall be reduced by the amount of the difference.

6.3	If as a result of such adjustments:

(a)	the amount of the Initial Consideration is increased, the Purchaser shall make a payment to the Seller of a sum equal to that increase; or

(b)	the amount of the Initial Consideration is reduced, the Seller shall make a payment to the Purchaser of a sum equal to that reduction,

together with interest on that sum calculated on a daily basis at the rate of five per cent. per annum from (and including) Completion to (but excluding) the date of actual payment.

6.4	Any such payment shall be made within five Business Days following the day on which all such adjustments have been agreed or determined pursuant to Schedule 10.

7.	DEFERRED CONSIDERATION

7.1	As further consideration for the sale of the Shares, the Purchaser shall pay to the Seller in cash the additional amounts calculated and payable in accordance with Schedule 9 (the Deferred Consideration) if, and at the time, required by that Schedule.

7.2	The parties shall comply with the provisions of Schedule 9.

8.	SHAREHOLDER LOANS

8.1	If the Estimated Shareholder Debt is positive (therefore, in aggregate, Financial Indebtedness is owed by the Companies to the Seller’s Group) then the Purchaser shall procure that on Completion a payment is made (by or on behalf of the relevant Company or Companies) to the Seller, on behalf of the relevant member or members of the Seller’s Group for the time being, of a sum equal to the Estimated Shareholder Debt.

8.2	If the Estimated Shareholder Debt is negative (therefore, in aggregate, Financial Indebtedness is owed by the Seller’s Group to the Companies) then the Seller shall procure that on Completion a payment is made (by or on behalf of the relevant member of the Seller’s Group) to WDSL, on behalf of the Companies, of a sum equal to the Estimated Shareholder Debt.

8.3

If the Actual Shareholder Debt is less than the Estimated Shareholder Debt, the Seller shall make a payment to the Purchaser (on behalf of the relevant Company or Companies), (if applicable by way of repayment in part of the sum paid to the Seller under subclause 8.1), of a sum equal to the amount by which the Actual Shareholder Debt is less than the Estimated Shareholder Debt. Any such

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payment shall be made within five Business Days following the day on which the Actual Shareholder Debt is agreed or determined pursuant to Schedule 10.

8.4	If the Actual Shareholder Debt exceeds the Estimated Shareholder Debt, the Purchaser shall procure that a payment is made (by or on behalf of the relevant Company or Companies) to the Seller (if applicable by way of repayment in part of the sum paid to the Purchaser under subclause 8.2), on behalf of the relevant member or members of the Seller’s Group for the time being, of a sum equal to the amount by which the Actual Shareholder Debt exceeds the Estimated Shareholder Debt. Any such payment shall be made within five Business Days following the day on which the Actual Shareholder Debt is agreed or determined pursuant to Schedule 10.

8.5	If the Actual Shareholder Debt is positive (therefore, in aggregate, Financial Indebtedness is owed by the Companies to the Seller’s Group) the Seller shall procure that the net sum equal to the Actual Shareholder Debt, which shall have been paid to the Seller on behalf of the relevant member or members of the Seller’s Group for the time being under this clause, and not, if applicable, repaid by it under this clause, shall be applied in satisfying in full the indebtedness constituting the Shareholder Debt.

8.6	If the Actual Shareholder Debt is negative (therefore, in aggregate, Financial Indebtedness is owed by the Seller’s Group to the Companies) the Purchaser shall procure that the net sum equal to the Actual Shareholder Debt, which shall have been paid to WDSL on behalf of the relevant Company under this clause, and not, if applicable, repaid by it under this clause, shall be applied in satisfying in full the indebtedness constituting the Shareholder Debt.

9.	GUARANTEES

9.1	The Seller shall use reasonable endeavours to procure that as from Completion each Company is released from all guarantees, indemnities and similar obligations given by that Company in respect of any liability or obligation of the Seller and/or any other member of the Seller’s Group and pending such release the Seller shall indemnify that Company against all liabilities under those guarantees, indemnities or similar obligations.

9.2	The Purchaser shall use reasonable endeavours to procure that as from Completion each member of the Seller’s Group is released from all guarantees, indemnities and similar obligations which have been given by that member in respect of any liability or obligation of a Company and details of which are contained in the Disclosure Letter (including the Data Room).

9.3	Pending the release of each member of the Seller’s Group from all guarantees, indemnities and similar obligations which have been given it in respect of any liability or obligation of a Company, the Purchaser shall indemnify that member against all liabilities under those guarantees and indemnities or similar obligations (whether or not their details are contained in the Disclosure Letter (including the Data Room)).

10.	WARRANTIES

10.1	The Seller warrants to the Purchaser that, except as fairly disclosed to the Purchaser in the Disclosure Letter (including the Data Room), each of the statements set out in 0 is true and accurate. The provisions of Section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 are hereby excluded.

10.2

The Warranties set out in 0 in paragraphs 1.1(b), 1.4(a), (c) and (e), 1.7, 1.8, 1.9(a), (d), (e), (f), 1.10(j), 1.11(a)(i), 1.15(c) and (d), 1.18, 1.19(a) and 3(b), (c), (g), (h), (i), (j) will be deemed to be repeated, but subject to any matters fairly disclosed to the Purchaser in the Disclosure Letter (including the Data Room), immediately before Completion by reference to the facts and

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circumstances existing at Completion. For this purpose only, where the wording of a Warranty refers expressly or impliedly to the “date of this agreement”, or an equivalent term, that reference is to be construed as a reference to the “date of Completion”.

10.3	Each of the Warranties set out in the several paragraphs of 0 is separate and independent and, except as expressly provided to the contrary in this agreement, is not limited by reference to any other paragraph of that Schedule or by anything in this agreement or the Tax Deed.

10.4	The Seller waives and may not enforce any right which the Seller may have against any Company, or any director or employee of any Company, on which or on whom the Seller may have relied in agreeing to any term of this agreement or any statement in the Disclosure Letter.

10.5	The liability of the Seller in connection with this agreement shall be subject to the limitations contained in, and to the other provisions of, 0 and any Claim shall be subject to the provisions of that Schedule.

10.6	Any payment made by the Seller in respect of a breach of this agreement or under the Tax Deed shall, to the extent possible, be deemed to be a reduction in the Consideration.

10.7	The Purchaser warrants to the Seller that:

(a)	it has the requisite power and authority to enter into and to perform this agreement and the agreements and deed referred to in this agreement which are to be entered into by the Purchaser on Completion;

(b)	it has taken all necessary corporate action to authorise the execution and performance of its obligations under this agreement and the agreements and deed referred to in this agreement which are to be entered into by the Purchaser on Completion;

(c)	this agreement and each of the agreements and the deed referred to in this agreement which are to be entered into by the Purchaser on Completion constitute, or will constitute at Completion as applicable, binding obligations of the Purchaser in accordance with its respective terms; and

(d)	compliance with the terms of this agreement and the agreements and deed referred to in this agreement which are to be entered into by the Purchaser on Completion does not and will not conflict with, or constitute a default or a breach under, any provision of:

(i)	the Purchaser’s memorandum or articles of association or by-laws or equivalent constitutional documents; or

(ii)	any order, judgment, decree or regulation or any other restriction of any kind by which the Purchaser is bound or submits; or

(iii)	any agreement, instrument or contract to which the Purchaser is a party or by which it is bound.

11.	INDEMNITY

11.1	The Seller undertakes to indemnify the Purchaser on demand from and against all liabilities and reasonable costs which a Company may incur arising from claims, actions or demands (each a Demand) which are made against a Company by a third party (excluding any member of the Purchaser’s Group) for, or in respect of, an Indemnified Matter.

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11.2	If any Demand is made by a third party against a Company in respect of which indemnity may be sought under this clause:

(a)	the Purchaser shall give notice to the Seller as soon as reasonably practicable, and in any event within 20 Business Days of a Company receiving such Demand, attaching a copy of the Demand (if written) or otherwise setting out the details of the Demand known to the relevant Company;

(b)	the Purchaser shall, and shall procure that the Companies shall, take such action as the Seller may (at any time) reasonably request to avoid, dispute, resist, appeal, compromise or contest any Demand and in such case, the Purchaser shall, and shall procure that the Purchaser’s Group and the Companies shall, make available to the Seller such access to personnel and information (including copies of information) as may be reasonably requested by the Seller for avoiding, resisting, disputing, appealing, compromising or contesting any Demand and the Seller shall indemnify the Purchaser and keep the Purchaser indemnified on demand against all reasonable costs incurred in complying with such requests;

(c)	if the Seller does not request the Purchaser or the Companies to take any action, the Purchaser shall procure that the Companies consult with the Seller in relation to the conduct of any appeal, dispute, compromise or defence of the Demand and in particular the Companies shall not admit liability or settle or agree to settle any Indemnified Matter without first consulting with the Seller; and the Purchaser shall, and shall procure that the Companies shall, keep the Seller promptly informed of the progress of the Demand and provide the Seller with copies of all relevant documents and such other information as may be reasonably requested by the Seller at the Seller’s cost; and

(d)	the Purchaser shall not, and shall procure that the Purchaser’s Group and the Companies shall not, unless required to do so by law, contact any third party (who has not made a Demand) in relation to an Indemnified Matter (other than where the Purchaser is, acting reasonably, not aware the matter is an Indemnified Matter) without the prior written consent of the Seller.

11.3	The liability of the Seller under this clause shall cease on the tenth anniversary of Completion.

11.4	The Purchaser shall be under a duty to mitigate its and any Company’s Losses in respect of any Demand and Indemnified Matter where it and the Companies incur no Losses in doing so or the Seller has agreed to indemnify the Purchaser in respect of such Losses.

11.5	In this clause, Indemnified Matter means all liabilities of the Companies which were incurred prior to 1 January 2004 or which were incurred after 1 January 2004 but which relate to the operations of the Companies prior to 1 January 2004 other than:

(a)	in respect of Taxation;

(b)	in the case of ML, those relating to the Property or the Intellectual Property Rights held by it (as disclosed in the Disclosure Letter (including the Data Room));

(c)	those relating to the countermeasures or naval launchers businesses previously carried on by ML; and

(d)	those fairly disclosed in the Disclosure Letter (including the Data Room),

and excluding, for the avoidance of doubt, any liabilities which were incurred by a company other than the Companies prior to 1 January 2004 but were transferred to WDSL on or following 1 January

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2004 pursuant to the business transfer agreements between WDSL and Flight Refuelling Limited dated 3 November 2005 and 3 January 2006.

11.6	If any member of the Purchaser’s Group identifies any assets relating to the operations of the Companies prior to 1 January 2004 which do not relate to the business currently carried on by the Companies, the Purchaser shall, and shall procure where necessary that each company in the Purchaser’s Group shall, at the expense of the Seller, execute such documents and take such actions and do such things as are reasonably necessary to transfer the full right, title and interest in such asset(s) to the Seller or its nominee.

12.	PENSIONS

12.1	Subject to Completion, the Seller and the Purchaser shall observe and perform those provisions of Schedule 6 as are expressed to be observed and performed by each of them respectively.

12.2	The Seller shall use reasonable endeavours to procure that the trustees of the Seller’s Scheme will engage the actuary of the Seller’s Scheme to determine whether a debt under section 75 of the Pensions Act 1995 (as amended pursuant to the Pensions Act 2004) is due on WDSL ceasing to participate in the Seller’s Scheme and, if so, to calculate and state its amount. If such a debt is due, the Seller will pay an amount equal to such debt in satisfaction of it to the trustees of the Seller’s Scheme within four months after Completion, or, if later, one month after the actuary has stated the amount of any such debt.

12.3	The Seller will indemnify and keep indemnified the Purchaser on demand against any and all liabilities of WDSL and ML other than (save as in respect of sub-clause (a) below) those fairly disclosed in the Disclosure Letter (including the Data Room):

(a)	which relate to participation by a Company in the Seller’s Scheme to the extent that the aggregate value of those liabilities exceeds the amount paid under clause 12.2 above;

(b)	which arise as a direct or indirect result of any action taken before Completion by the trustees of any pension scheme in which the Seller, the Companies or any entity which is or used to be in the Seller’s group participates or participated during the period up to and including Completion or by the Pensions Regulator in respect of any act or omission by a Company during the period up to and including Completion or any act or omission of any company in the Seller’s Group; and

(c)	which arise as a direct or indirect result of a claim by an Employee that he has any entitlement to payment of an early retirement benefit (on redundancy or otherwise) (such entitlement arising during the period up to and including Completion) which WDSL or ML will or may be required to provide as a consequence of that entitlement having transferred before Completion to WDSL or ML pursuant to the Transfer of Undertakings (Protection of Employees) Regulations 1981,

together the Pensions Indemnified Matters.

12.4	If any claim, action or demand (a Pensions Demand) is made by a third party against a Company in respect of which indemnity may be sought under this clause or a Pensions Indemnified Matter in respect of which indemnity may be sought under this clause relates to a liability or obligation to a third party (a Third Party Pensions Liability):

(a)

the Purchaser shall give notice to the Seller as soon as reasonably practicable, and in any event within 20 Business Days of a Company either receiving such Pensions Demand, attaching a copy of the Pensions Demand (if written) or otherwise setting out the details of

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the Pensions Demand known to the relevant Company or otherwise becoming aware of the relevant Third Party Pensions Liability setting out reasonable details of it;

(b)	the Purchaser shall, and shall procure that the Companies shall, take such action as the Seller may (at any time) reasonably request to avoid, dispute, resist, appeal, compromise or contest any Pensions Demand or Third Party Pensions Liability and in such case, the Purchaser shall, and shall procure that the Purchaser’s Group and the Companies shall, make available to the Seller such access to personnel and information (including copies of information) as may be reasonably requested by the Seller for avoiding, resisting, disputing, appealing, compromising or contesting any Pensions Demand or Third Party Pensions Liability and the Seller shall indemnify the Purchaser and keep the Purchaser indemnified on demand against all reasonable costs incurred in complying with such requests; and

(c)	if the Seller does not request the Purchaser or the Companies to take any action, the Purchaser shall procure that the Companies consult with the Seller in relation to the conduct of any appeal, dispute, compromise or defence of the Pensions Demand or Third Party Pensions Liability and in particular the Companies shall not admit liability or settle or agree to settle any Pensions Demand or Third Party Pensions Liability without first consulting with the Seller; and the Purchaser shall, and shall procure that the Companies shall, keep the Seller promptly informed of the progress of the Pensions Demand or Third Party Pensions Liability and provide the Seller with copies of all relevant documents and such other information as may be reasonably requested by the Seller at the Seller’s cost.

12.5	The liability of the Seller under this clause shall cease on the tenth anniversary of Completion.

12.6	The Purchaser shall be under a duty to mitigate its and any Company’s Losses in respect of any Pensions Demand or Third Party Pensions Liability where it and the Companies incur no Losses in doing so or the Seller has agreed to indemnify the Purchaser in respect of such Losses.

13.	ENVIRONMENT

The parties shall comply with the provisions of Schedule 12.

14.	REAL ESTATE

The Seller shall provide, for six months following Completion, such reasonable assistance (at the cost of the Purchaser) as the Purchaser may reasonably require in respect of matters relating to title to enable the Purchaser to make an application for first registration in relation to the Property where title is unregistered.

15.	USE OF NAMES

15.1	From Completion, the Purchaser shall and shall procure that the Purchaser’s Group and the Companies shall:

(a)	not represent that any member of the Seller’s Group retains any connection with the Companies or their businesses;

(b)	remove all references to the Seller’s Group and all Retained Names and Retained IP from any website operated by the Companies and remove all hypertext links to websites of the Seller’s Group and any metatags containing references to the Seller’s Group;

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(c)	no longer use domain names containing the Retained Names (whether or not as part of a name) and transfer to the Seller (for no consideration) any rights of the Companies to use those domain names; and

(d)	cease using or displaying the Retained Names or the Retained IP in any context in relation to the businesses of the Companies except that the Companies may distribute for a period of three months from Completion any sales literature containing the Retained Names or the Retained IP which exists at the time of Completion.

15.2	From Completion, the Seller shall and shall procure that the Seller’s Group shall:

(a)	not represent that any member of the Seller’s Group retains any connection with the Companies or their businesses;

(b)	remove all references to the Companies and all Transferred Name and Transferred IP from any website operated by the Seller’s Group and remove all hypertext links to websites of the Companies and any metatags containing references to the Companies;

(c)	no longer use domain names containing the Transferred Name (whether or not as part of a name) and transfer to the Purchaser (for no consideration) any rights of any member of the Seller’s Group to use those domain names; and

(d)	cease using or displaying the Transferred Names or the Transferred IP in any context in relation to the businesses of the Seller’s Group except that the Seller’s Group may distribute for a period of three months from Completion any sales literature containing the Transferred Names or the Transferred IP which exists at the time of Completion.

15.3	The Purchaser (on behalf of itself and each member of the Purchaser’s Group and the Companies) acknowledges that ownership of all Intellectual Property Rights relating to the Retained Names and to the Retained IP belongs exclusively to the Seller and the Seller (on behalf of itself and each member of the Seller’s Group) acknowledges that from Completion ownership of all Intellectual Property Rights relating to the Transferred Names and to the Transferred IP shall belong exclusively to the Purchaser.

15.4	The Purchaser shall indemnify and hold harmless the Seller and all members of the Seller’s Group from and against any and all Losses incurred or suffered by the Seller or any member of the Seller’s Group as a result of or relating to the use by the Purchaser’s Group or the Companies following Completion of the Retained Names or of the Retained IP contrary to this clause.

15.5	The Seller shall indemnify and hold harmless the Purchaser Companies from and against any and all Losses incurred or suffered by the Purchaser Companies as a result of or relating to the use by the Seller’s Group following Completion of the Transferred Names or of the Transferred IP contrary to this clause.

16.	RESTRICTIVE COVENANTS

16.1	In this clause:

Confidential Information means all information not publicly known, used in or otherwise relating to any Company’s business, customers, or financial or other affairs, including information relating to:

(a)	trade secrets, know-how, ideas, computer systems and computer software;

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(b)	future projects, business development or planning, commercial relationships and negotiations; and

(c)	the marketing of Relevant Products or Services including customer names and lists, sales targets and statistics;

Relevant Customer means any person who at any time during the period of 12 months immediately preceding Completion was:

(a)	negotiating with any Company for the supply by any Company of goods or services; or

(b)	a client or customer of any Company; or

(c)	in the habit of dealing with any Company; and

Relevant Products or Services means products or services which are competitive with or of the type supplied by any Company at any time during the period of 12 months immediately preceding Completion.

16.2	The Seller undertakes to the Purchaser and each Company that no member of the Seller’s Group will (whether alone or in conjunction with, or on behalf of, another person and whether directly or indirectly), without the prior written consent of the Purchaser:

(a)	for a period of three years immediately following Completion, canvass, solicit or approach, or cause to be canvassed, solicited or approached, any Relevant Customer for the sale or supply of Relevant Products or Services;

(b)	for a period of three years immediately following Completion, deal or contract with any Relevant Customer in relation to the sale or supply of Relevant Products or Services;

(c)	for a period of three years immediately following Completion, interfere, or seek to interfere, with the continuance of supplies to any Company from any supplier who has been supplying goods or services to that Company at any time during the 12 months immediately preceding Completion if such interference causes or would cause that supplier to cease supplying, or materially reduce its supply of, those goods or services;

(d)	for a period of three years immediately following Completion, solicit or entice away, or endeavour to solicit or entice away, from any Company, any Senior Employee; or

(e)	for a period of three years immediately following Completion, be engaged in (except as the owner for investment of securities in a company dealt in on a recognised stock exchange and which confer not more than 10 per cent. of the votes which could be cast at a general meeting), any other business which supplies Relevant Products or Services save to the extent acquired as non material part of an acquisition (for the purposes of this subclause 16.2(e), non-material shall mean accounting for less than 25 per cent. of the turnover of the acquired group).

16.3	The restrictions in subclause 16.2(d) shall not prevent any member of the Sellers’ Group from publishing any recruitment advertisement in any local or national newspaper or other publication or on any website, or from negotiating with any person who replies to any such advertisement or who initiates any contact with any member of the Seller’s Group.

16.4	This clause shall not restrict the Seller’s Group from manufacturing or supplying any product or service which contains a part or component of a type supplied by a Company at any time during the

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period of 12 months immediately preceding Completion provided that no member of the Seller’s Group manufactured such part or component. In particular, and by illustration, this clause shall not restrict the Seller’s Group from manufacturing or supplying pyrotechnic valves which contain an explosive cartridge of a type that is manufactured by WDSL provided that no member of the Seller’s Group manufactures such explosive cartridge nor shall it restrict the Seller’s Group from manufacturing or supplying the weapons carriage and release system in which the CERU 201 product is used provided that no member of the Seller’s Group manufactures such CERU 201 product itself.

16.5	For the avoidance of doubt, the parties agree that neither the business of the design, manufacture, sale and support of systems used for the launching of non-marine, airborne and land based infra-red countermeasures as carried on by the Seller’s Group nor any business which produces pyrotechnic materials other than through the mixing of chemical compounds to produce energy shall be deemed to be competitive with the business of a Company for the purposes of this clause and accordingly products or services relating to such businesses shall be deemed not to be Relevant Products or Services.

16.6	Each of the undertakings set out in this clause is separate and severable and enforceable accordingly, and if any one or more of such undertakings or part of an undertaking is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings or remaining part of the undertakings will continue in full force and effect and will bind the Seller.

17.	CONFIDENTIALITY

17.1	Neither the Seller nor the Purchaser shall make (or permit any other member of, in the case of the Seller, the Seller’s Group or, in the case of the Purchaser, the Purchaser Companies to make) any announcement concerning this sale and purchase or any related or ancillary matter on or after Completion, save that the Seller shall be entitled to make such announcements as it sees fit to a regulatory information service (as defined in the Listing Rules Instrument 2005) provided that the Seller shall first consult with, and consider the reasonable representations of, the Purchaser as to the content and timing of such announcements.

17.2	The Purchaser:

(a)	shall, and shall procure that each other member of the Purchaser’s Group for the time being shall, keep confidential all information provided to any member of the Purchaser’s Group by or on behalf of the Seller or otherwise obtained by any member of the Purchaser’s Group in connection with this agreement which relates to the Seller or any other member of the Seller’s Group; and

(b)	shall procure that, if after Completion a Company holds confidential information relating to the Seller or any other member of the Seller’s Group, that Company shall after Completion keep that information confidential and, to the extent reasonably practicable, shall return that information to the Seller or destroy it, in either case without retaining copies.

17.3	The Seller:

(a)	shall, and shall procure that each other member of the Seller’s Group for the time being shall, keep confidential all information provided to any member of the Seller’s Group or a Company by or on behalf of the Purchaser or otherwise obtained by any member of the Seller’s Group or a Company in connection with this agreement which relates to any member of the Purchaser’s Group; and

77368-00019 CO:2968104.2	13	13 March 2006

(b)	shall procure that, if after Completion it or any other member of the Seller’s Group for the time being holds confidential information relating to a Company, the member of the Seller’s Group concerned shall keep that information confidential and, to the extent reasonably practicable, shall return that information to the Purchaser or, with the prior written consent of the Purchaser, destroy it, in either case without retaining copies.

17.4	Nothing in this clause prevents any announcement being made or any confidential information being disclosed (or being retained and not returned or destroyed):

(a)	with the written approval of the other party, which in the case of any announcement shall not be unreasonably withheld or delayed; or

(b)	to the extent required by law, any court of competent jurisdiction or any competent regulatory body.

17.5	Nothing in this clause prevents any confidential information being disclosed (or, where applicable, being retained and not returned or destroyed) by a party:

(a)	to the extent that the information is in or comes into the public domain otherwise than as a result of a breach of any undertaking or duty of confidentiality by that party; or

(b)	to that party’s professional advisers, auditors or bankers but, before any disclosure to any such person, the relevant party shall procure that such person is made aware of the terms of this clause and shall use its best endeavours to procure that such person adheres to those terms as if such person were bound by the relevant provisions of this clause.

18.	NOTICES

18.1	Any notice or other communication to be given under this agreement or the Tax Deed must be in writing (which includes fax, but not email) and must be delivered or sent by post or fax to the party to whom it is to be given as follows:

(a)        to the Seller at:

Cobham plc

Brook Road

Wimborne

BH21 2BJ

Fax:     01202 840523

marked for the attention of the
Company Secretary,

with copies to:

(i)         the Group Financial
Director at the address set
out above; and

(ii)        Allen & Overy LLP at:

One New Change

London EC4M 9QQ

(b)        to the Purchaser at:

Esterline Technologies Corporation

10800 NE 8th St., Ste.600,

Bellevue, WA 98004

USA

Fax:     (425) 453 2916

marked for the attention of Steve
Larson,

with copies to:

(i)         Eversheds LLP at:

Senator House

85 Queen Victoria Street

London EC4V 4JA

marked for the attention of Robert Pitcher

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marked for the attention of Richard Browne,

or at any such other address or fax number of which it shall have given notice for this purpose to the other party under this clause. Any notice or other communication sent by post shall be sent by prepaid first class recorded delivery post (if within the United Kingdom) or by prepaid airmail (if elsewhere).

18.2	Any notice or other communication shall be deemed to have been given:

(a)	if delivered, on the date of delivery; or

(b)	if sent by post, at 10 a.m. on the second Business Day after it was put into the post; or

(c)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the country of destination) on any Business Day, and in any other case on the Business Day following the date of transmission.

18.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted by prepaid first class recorded delivery post or by prepaid airmail or that the fax was properly addressed and transmitted, as the case may be.

19.	ASSIGNMENTS

19.1	Subject to clause 19.2, none of the rights or obligations under this agreement nor the other Transaction Documents may be assigned or transferred without the prior written consent of the Seller and the Purchaser.

19.2	The Purchaser may assign the benefit of, and any rights under, this agreement or the other Transaction Documents to any member of the Purchaser’s Group provided that the Purchaser shall procure that any such assignee shall not cease to be a member of the Purchaser’s Group without first assigning such benefit or right to another member of the Purchaser’s Group and provided that the Seller’s liability to any such assignee for any claim under this agreement or the other Transaction Documents shall, in no event, be greater than it would have been to the Purchaser.

20.	PAYMENTS

20.1	Unless otherwise expressly stated (or as otherwise agreed in writing in the case of a given payment), each payment to be made under this agreement or the other Transaction Documents shall be made without set-off, deduction or withholding and in pounds sterling by transfer of the relevant amount into the relevant account on or before the date the payment is due for value on that date. The relevant account for a given payment is, for payment of the Consideration, the account that the Seller notifies to the Purchaser not less than three Business Days prior to Completion or, in any other case, such other account as the party receiving payment shall, not less than three Business Days before the date that payment is due, have specified by giving notice to the party making payment for the purpose of that payment.

20.2	If a party defaults in making any payment when due of any sum payable under this agreement or under the other Transaction Documents, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of two per cent. above the base rate from time to time of the Bank of England, which interest shall accrue from day to day and be compounded monthly.

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20.3	The parties acknowledge that Completion will satisfy the requirements of clause 1.4 of the agreement between the parties and others for the sale and purchase of all the issued shares of common stock in FR Countermeasures Inc. dated 23 December 2005 (the FRC Agreement) and that, as required by the FRC Agreement, the Deferred Purchase Price (as defined in the FRC Agreement) shall be paid together with, and in addition to, the Initial Consideration.

21.	GUARANTEE

21.1	In consideration of the Seller entering into this Agreement the Guarantor irrevocably and unconditionally:

(a)	guarantees as primary obligor to the Seller the due and punctual performance of the Purchaser’s obligations, under or arising out of the Transaction Documents;

(b)	undertakes that, if the Purchaser fails to pay in full and on time any amount due under or in connection with the Transaction Documents, the Guarantor will immediately on demand pay that amount as if it were the principal obligor; and

(c)	agrees to indemnify the Seller on demand against each loss, liability and cost which the Seller incurs as a result of the Purchaser’s failure to perform in full and on time its obligations under or arising out of the Transaction Documents or any of the obligations (or purported obligations) of the Purchaser under the Transaction Documents being or becoming void, voidable or unenforceable.

21.2	This guarantee shall remain in full force and effect until all the amounts payable by the Purchaser and obligations of the Purchaser described in clause 21.1 have been irrevocably paid and discharged in full.

21.3	The Guarantor’s obligations under this clause:

(a)	constitute direct, primary and unconditional obligations to pay on demand by the Seller any sum which the Purchaser is liable to pay under the Transaction Document and to perform on demand any obligation of the Purchaser under the Transaction Document without requiring the Seller first to take any steps against the Purchaser or any other person; and

(b)	shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including:

(i)	any time or indulgence granted to, or composition with, the Purchaser or any other person; or

(ii)	any amendment of this agreement; or

(iii)	the taking, variation, renewal or release of, or refusal or neglect to perfect or enforce, any right, remedy or security against the Purchaser or any other person; or

(iv)	any legal limitation, disability or other circumstances relating to the Purchaser or any unenforceability or invalidity of any obligation of the Purchaser under the Transaction Documents.

21.4	The Guarantor warrants to the Seller that:

(a)	it has the requisite power and authority to enter into and to perform this agreement;

77368-00019 CO:2968104.2	16	13 March 2006

(b)	it has taken all necessary corporate action to authorise the execution and performance of its obligations under this agreement;

(c)	this agreement constitutes binding obligations of the Guarantor in accordance with its terms; and

(d)	compliance with the terms of this agreement does not and will not conflict with, or constitute a default or a breach under, any provision of:

(i)	the Guarantor’s memorandum or articles of association or by-laws or equivalent constitutional documents; or

(ii)	any order, judgment, decree or regulation or any other restriction of any kind by which the Guarantor is bound or submits; or

(iii)	any agreement, instrument or contract to which the Guarantor is a party or by which it is bound.

22.	GENERAL

22.1	Each of the obligations, Warranties and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion.

22.2	Time is not of the essence in relation to any obligation under this agreement unless:

(a)	time is expressly stated to be of the essence in relation to that obligation; or

(b)	one party fails to perform an obligation by the time specified in this agreement and the other party serves a notice on the defaulting party requiring it to perform the obligation by a specified time and stating that time is of the essence in relation to that obligation.

22.3	Except as otherwise expressly provided in this agreement each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

22.4	The Purchaser shall be responsible for any stamp duty, stamp duty reserve tax or other transfer taxes payable in connection with this agreement or the other Transaction Documents.

22.5	This agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Facsimile signatures shall be valid and binding to the same extent as original signatures.

22.6	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

22.7	Except as otherwise expressly stated in this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

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22.8	Any waiver of any breach of, or any default under, any of the terms of this agreement will not be deemed a waiver of any subsequent breach or default and will in no way affect the other terms of this agreement.

22.9	No variation of this agreement will be valid unless it is in writing and signed by or on behalf of the Seller, the Guarantor and the Purchaser.

22.10	Following Completion, each party will do, or procure the doing of, all acts and things and execute, or procure the execution of, all documents as are in each case reasonably within its control and the other party reasonably considers necessary to transfer title to the Shares to the Purchaser in accordance with this agreement. The Seller shall give such assistance to the Purchaser (at the cost and expense of the Purchaser) in relation to any reasonable requests for information by the Purchaser in respect of any share incentive plans (as defined for the purposes of Part 7 of the Income Tax (Earnings and Pensions) Act 2003) established by the Seller in which any employee of the Company participates.

22.11	At the expense of the Seller, the Seller shall and shall procure where necessary that each company in the Seller’s group shall, execute such further documents, and take such actions and do such things, as may be reasonably requested by the Purchaser to secure the full right, title and interest of the Companies in the Transferred IP and the registered trade marks set out in section 7.2.2 of the Data Room to the extent held by the Seller’s Group.

23.	WHOLE AGREEMENT

23.1	This agreement and the other Transaction Documents contain the whole agreement between the parties relating to the transactions contemplated by the Transaction Documents and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions.

23.2	Each party acknowledges that in agreeing to enter into this agreement and the other Transaction Documents it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in the Transaction Documents) made by or on behalf of the other party before the entering into of this agreement. Each party waives all rights and remedies which, but for this subclause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

23.3	Nothing in this clause limits or excludes any liability for fraud.

24.	GOVERNING LAW AND JURISDICTION

24.1	This agreement (and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any party to enter therein, whether for breach of contract, tortious conduct, or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, English law, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction.

24.2	Each party irrevocably submits to the exclusive jurisdiction of the English courts for the purposes of any suit, action or other proceeding arising out of this agreement, any ancillary agreements to this agreement or any transaction contemplated hereby or thereby.

24.3	Each party further agrees that service of any process, summons, notice or document by prepaid first class post or by prepaid airmail to such party’s respective address set forth above or in the next subclause shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction in this clause.

77368-00019 CO:2968104.2	18	13 March 2006

24.4	The Guarantor irrevocably appoints the Purchaser as its agent in England for service of process.

24.5	Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this agreement, any ancillary agreement to this agreement or the transactions contemplated hereby and thereby in England, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

24.6	EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY IT AND FOR ANY COUNTERCLAIM THEREIN (IN EACH CASE WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY AND WHETHER PREDICATED ON COMMON LAW, STATUTE OR OTHERWISE). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONGST OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS CLAUSE.

25.	LANGUAGE

The language of this agreement and the transactions envisaged by it is English and all notices to be given in connection with this agreement must be in English. All demands, requests, statements, certificates or other documents or communications to be provided in connection with this agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

77368-00019 CO:2968104.2	19	13 March 2006

SCHEDULE 4

WARRANTIES

1.	GENERAL

1.1	Due Incorporation and Capacity

(a)	The Seller is a corporation validly existing under the laws of England with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of its obligations under this agreement.

(b)	Compliance with the terms of this agreement and the agreements and deed referred to in this agreement which are to be entered into by the Seller on Completion does not and will not conflict with, or constitute a default or a breach under, any provision of:

(i)	the Seller’s memorandum or articles of association or by-laws or equivalent constitutional documents; or

(ii)	any order, judgment, decree or regulation or any other restriction of any kind by which the Seller is bound or submits; or

(iii)	any agreement, instrument or contract to which the Seller is a party or by which it is bound.

1.2	Valid Obligations

The Transaction Documents constitute or will, when executed, constitute valid and binding obligations of the Seller or relevant member of the Seller’s Group in accordance with their respective terms.

1.3	Incorporation

Each Company is a corporation validly existing under the laws of England.

1.4	Ownership of Shares

(a)	The Shares described in Schedule 1 and Schedule 2 constitute the whole of the issued and allotted share capital of WDSL and ML respectively.

(b)	The Shares are fully paid.

(c)	There is no option, right to acquire, rights or pre-emption, right of first refusal, third party right or interest, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any of the Shares and there is no contract, agreement or commitment (whether conditional or not) to give or create any of the foregoing.

(d)	The Seller is entitled to procure the transfer of the full legal and beneficial ownership in the Shares to the Purchaser on the terms set out in this agreement.

(e)	No contract, agreement or commitment (whether conditional or not) has been entered into which requires or may require any Company to allot or issue any share capital and no Company has allotted any securities which are convertible into share capital.

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1.5	Subsidiaries and associates

(a)	No Company is or has at any time during the period of 6 years ending on the date of this agreement been the holder or beneficial owner of, nor has agreed to acquire, any shares of any other corporation other than WDSL in respect of the shares in ML.

(b)	No Company has, or has within the last 7 years had, any subsidiary undertakings other than, in the case of WDSL, ML.

1.6	Accounts

(a)	The Accounts (a copy of which is attached to the Disclosure Letter):

(i)	have been prepared in accordance with UK GAAP and applicable law;

(ii)	give a true and fair view of the state of affairs of each of WDSL and ML as at the Accounts Date; and

(iii)	in the case of WDSL, have been prepared on bases and principles which are consistent with those used in the preparation of the audited statutory accounts of WDSL for the financial year immediately preceding that which ended on the Accounts Date.

(b)	All the accounts, ledgers and other financial records of each Company required to be kept by law have been kept.

(c)	The Management Accounts have been prepared in good faith on a basis consistent with each previous set of management accounts of WDSL since the Accounts Date.

1.7	Records

The Companies have complied with the provisions of sections 221 and 222 of the Companies Act 1985 in respect of their accounting records.

1.8	Position since the Accounts Date

Since the Accounts Date:

(i)	the businesses of each Company has been carried on in the ordinary course;

(ii)	except for any dividends provided for in the Accounts and except for the WDSL Final Dividend, no dividend or other distribution has been declared, paid or made by the Companies;

(iii)	no Company has acquired, or agreed to acquire, any single fixed asset having a value in excess of £150,000 or fixed assets having an aggregate value in excess of £300,000;

(iv)	no Company has disposed of, or agreed to dispose of, any fixed asset (excluding Stock disposed of in the ordinary and usual course of business) having a value reflected in the Accounts in excess of £150,000 or acquired since the Accounts Date;

(v)	no loan made by any Company which remains outstanding has become due and payable in whole or in part to the relevant Company;

(vi)	no Company has borrowed or raised any money or taken up any financial facilities (other than overdraft borrowings in the ordinary course of business) and no Company has repaid

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any borrowing or indebtedness in advance of its stated maturity except from a member of the Seller’s Group;

(vii)	no Company has sold or agreed to sell a debt and no Financial Indebtedness has been released, deferred, subordinated or written off by any Company;

(viii)	no resolution of the shareholders of any Company has been passed;

(ix)	no Company has changed its accounting reference date;

(x)	no Company has experienced any material damage, destruction or loss (whether or not covered by insurance) of any material asset of any such Company (except normal wear and tear) when such asset has a book value as shown in the Accounts of greater than £150,000; and

(xi)	save as fairly disclosed in the Disclosure Letter (including the Data Room) no arrangement (including any payment or benefit) has been entered into by a Company with any current director or any person connected with a current director of a Company (other than any director who is to resign on Completion in accordance with 0).

1.9	Licences and Compliance

(a)	Each Company has obtained all material licences, permissions, authorisations and consents required for the carrying on of the business now carried on by it in the places and in the manner in which that business is now carried on and, so far as the Seller is aware, such licences, permissions, authorisations and consents are in full force and effect and have been complied with in all material respects.

(b)	No Company has received written notice since 1 January 2004 or which is still outstanding that it is in default under any material licence, permission, authorisation or consent.

(c)	No Company has received written notice that it is in violation of, or in default with respect to, any statute, regulation, order, decree or judgment of any court or any governmental agency of the jurisdiction in which it is incorporated which could have a material and adverse effect upon its assets or business.

(d)	The copy of the memorandum and articles of association (or similar constitutional documents) of each Company attached to or contained in the Disclosure Letter (including the Data Room) is true, complete and up to date.

(e)	The statutory books (including all registers and minute books) of each Company have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received.

(f)	Each Company has conducted its business in all material respects in compliance with all applicable English laws and, so far as the Seller is aware, the laws of the countries in which it sells or has since 1 January 2004 sold its products (excluding the United States) which relate solely to the sale of those products.

(g)	So far as the Seller is aware, there is not in existence, any investigation or inquiry by, or on behalf of, any governmental body in respect of the affairs of any Company other than in the ordinary course of business.

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1.10	Property

(a)	The Property comprises all the land and buildings in which the Companies have an interest, the details of which in Schedule 3 are materially true complete and accurate.

(b)	The relevant Companies have good title to the Property and the Companies are in exclusive occupation of the Property free of all leases, tenancies, mortgages or charges and so far as the Seller is aware free of any reservation, covenant, restriction, exception, easement, wayleave, licence, franchise, option or right to acquire or any contract to create, or claim made by any person to be entitled to, any of the foregoing.

(c)	No Company has received written notice relating to any subsisting material and adverse breaches of any applicable law relating to town and country planning and applicable building regulations and by laws affecting the same, nor any such notices relating to non compliance with covenants restrictions and conditions affecting the Property and, so far as the Seller is aware, there are no circumstances likely to give rise to any such notice or breach.

(d)	No Company has received written notice relating to any subsisting material and adverse breaches of any statutory, municipal or other requirements (including planning consents) involved in the use of the Property and the conduct of the business of each Company and the Seller is not aware of any intended or contemplated revocation or refusal of any such licence or consent.

(e)	The Property is served by drainage, water, electricity and/or gas services, all of which are connected to the mains sufficient for their existing uses.

(f)	So far as the Seller is aware there are no material and adverse disputes affecting the Property whether actual or threatened.

(g)	The means of access to the Property are over either roads which have been adopted and maintained by the local authority or under permanent legal easements sufficient for their existing uses.

(h)	There are appurtenant to the Property all rights and easements necessary for its present use and enjoyment and all such rights and easements are enjoyed on a freehold basis.

(i)	The Property is not subject to any outgoings (other than uniform business rates water charges and other standard payments to the relevant water company) whether of a periodically recurring nature or otherwise, and whether payable by the owner or occupier of the Property.

(j)	So far as the Seller is aware, there is not or has not been in force any policy relating to defective title or restrictive covenant indemnity.

(k)	The title deeds to the Property are in the relevant Company’s possession free from any lien.

(l)	Save for any such agreement disclosed in the Disclosure Letter (including the Data Room), no Company is party to any uncompleted agreement to acquire or dispose of any freehold or leasehold property.

(m)	Except in relation to the Property, no Company has incurred any liability (whether actual or contingent) in relation to any freehold or leasehold property and in particular no Company has since assumed any liability under a lease (whether as a landlord tenant guarantor or otherwise).

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1.11	Environment

(a)	In this paragraph:

(i)	Environmental Law means all statutes and regulations in effect as at the date of this agreement concerning the pollution or protection of the Environment, the generation, transportation, storage, treatment or disposal of a Dangerous Substance or harm to or protection of the health of animals or plants and capable in each case of enforcement by legal process in the jurisdiction of operation of a Company;

(ii)	Environmental Licence means any permit, licence, authorisation, consent or other approval required under any Environmental Law for the operation of the business of a Company or for the use of the Property;

(iii)	Dangerous Substance means any natural or artificial substance whether alone or in combination with any other matter likely to cause harm to the Environment or to man or any other living organism; and

(iv)	Environment means any air (including air within natural or man-made structures above or below ground) water (including territorial, coastal and inland waters and ground water but excluding any water in drains and sewers) and land (including surface land, sub-surface land, seabed and riverbed underwater).

(b)	Each Company (i) has obtained all material Environmental Licences (all of which are valid and subsisting); and (ii) is in material compliance and has during the last 3 years ending on the date hereof been in material compliance with all applicable Environmental Law and with the terms and conditions of all Environmental Licences in all material respects.

(c)	No Company has received any written notice or communication alleging that it is in violation of any Environmental Law or any material Environmental Licence which could have a material and adverse effect upon its assets or business.

(d)	As far as the Seller is aware each Company can continue to comply during the period of 12 months following Completion in all material respects with all conditions of each Environmental Licence assuming there has been no change to Environmental Law.

(e)	Copies of all Environmental Licences have been provided in the Disclosure Letter (including the Data Room).

(f)	The Companies have not received any written communication (during the 3 years prior to the date hereof) in respect of any Environmental Licence, varying, modifying, revoking, suspending or cancelling the same or indicating any intention or threatening to do so.

(g)	The Companies have not received any written notice or any complaint or claim (during the 3 years to the date hereof) from any person in respect of a breach of, or a material liability under, Environmental law.

(h)	The Companies are not engaged and have not during the 3 years prior to the date hereof been engaged in any action, litigation, arbitration or dispute resolution proceedings or been subject to any investigation under Environmental Law.

(i)

So far as the Seller is aware, full details of any material remedial work relating to soil and groundwater contamination carried out during the 3 years prior to the date hereof at any site occupied or formerly occupied by a Company and of any material environmental assessment, audit,

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review or investigation conducted during the 3 years prior to the date hereof by or on behalf of a Company or otherwise in relation to any such site are set out in the Disclosure Letter.

(j)	In the period prior to and including 1 January 2004, ML has not occupied any properties relating to the countermeasures or naval launchers businesses (previously carried on by ML) other than the Property and from 1 January 2004, no Company has occupied any property other then the Property.

1.12	Intellectual Property Rights

(a)	In this paragraph:

(i)	Licence means the licence of technology, patents and patent applications between WDSL and Richard Ian Brydges-Price dated 4 October 2005; and

(ii)	Licence Intellectual Property Rights means the Intellectual Property Rights to which WDSL is licensee under the Licence.

(b)	The Disclosure Letter contains a list of all patents, registered trade marks, registered service marks, registered designs or other registered Intellectual Property Rights of which a Company is the registered proprietor or for which application has been made by a Company and any such rights which are registered to a member of the Seller’s Group (or the subject of an application by a member of the Seller’s Group) and used or beneficially owned by a Company.

(c)	So far as the Seller is aware, no written notice has been received by any Company or Richard Ian Brydges-Price claiming that either it, he nor the Licence infringes any right in confidential information or other Intellectual Property Right of any third party.

(d)	So far as the Seller is aware, all Intellectual Property Rights used by each Company for the purpose of carrying on its business as currently carried on are owned (free from any Encumbrance) by, licensed to or otherwise used pursuant to legally enforceable unencumbered rights by a Company.

(e)	So far as the Seller is aware, nothing has been done or omitted to be done whereby any of the Company’s Intellectual Property Rights might cease to be valid, subsisting and enforceable.

(f)	So far as the Seller is aware, there are no circumstances which would prevent any current application for registration of any Company’s Intellectual Property Rights or Licence Intellectual Property Rights from proceeding to grant and registration.

(g)	So far as the Seller is aware, there has been no breach of the Licence terms.

(h)	Complete and accurate copies of all licences, sub-licences and other agreements whereby each Company is licensed or otherwise authorised to use the Intellectual Property Rights of a third party or whereby any Company licenses or otherwise authorises a third party to use Intellectual Property Rights are contained in the Disclosure Letter (including the Data Room). No notice has been given to terminate any such licence, and the obligations of all parties in respect of them have been fully complied with and no disputes have arisen in respect of all such licences.

(i)	The Disclosure Letter contains a full list of domain names in connection with the Internet or Worldwide Web which are held by, registered on behalf of or are or have been used in respect of each Company. One or other of the Companies is the registered owner of each such domain name.

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1.13	Contracts

(a)	No Company is party to any material contract which:

(i)	was entered into otherwise than in the ordinary course of trading;

(ii)	involves the supply of goods the aggregate sales value of which will represent in excess of 10 per cent. of the budgeted turnover for the current financial year of the Company (being £2.7 million);

(iii)	involves the acquisition or sale in of a business or shares in a company;

(iv)	is for the supply of goods or services by the relevant Company on terms under which retrospective or future discounts, price reductions or other financial incentives are given;

(v)	involves delegation of any power under a power of attorney or authorisation of any person (as agent or otherwise) to bind or commit the relevant Company to any obligation;

(vi)	restricts the freedom of the relevant Company to carry on its business in any part of the world in such manner as it may think fit;

(vii)	involves conditions, warranties, indemnities or representations given in connection with a sale of shares or an undertaking or any fixed assets sold for a consideration in excess of £10,000;

(viii)	is a guarantee, indemnity, surety or similar obligation in respect of the obligations of a third party, under which any liability or contingent liability is outstanding; or

(ix)	is for the provision of management services to the relevant Company and which is not terminable by the Company on less than twelve months’ notice without compensation.

(b)	No Company has received written notice that it is in default under any agreement, mortgage, charge, lien or pledge which is material to the financial condition of the Company.

(c)	No Company has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations).

1.14	Litigation

No Company is a plaintiff or defendant in, or otherwise a party to, any material litigation, arbitration, tribunal, investigative or administrative proceedings which are in progress nor, so far as the Seller is aware, have such proceedings been expressly threatened by or against any Company or any of their respective assets.

1.15	Liquidation

(a)	No administrator, receiver or administrative receiver or local equivalent has been appointed in respect of the whole or any part of the assets or undertaking of any Company.

(b)	No petition has been presented, no order has been made and no resolution has been passed for the winding up of any Company.

(c)	No voluntary arrangement or compromise or other arrangement with creditors has been proposed, agreed or sanctioned under any applicable law in respect of a Company.

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(d)	No Company has called any formal or informal meeting of all or any of its creditors.

(e)	No distress, execution or other process has been levied on or applied for in respect of any asset of any Company.

(f)	So far as the Seller is aware, there are no facts in existence which are likely to lead to any of the events or circumstances referred to in this paragraph 1.15(a) to (e).

(g)	No Company has entered into a transaction with the Seller’s Group in the two years prior to the date of this agreement which is liable to be set aside under section 238(3) of the Insolvency Act 1986.

1.16	Employees

(a)	The Seller has disclosed to the Purchaser in respect of the Companies:

(i)	a list of all Senior Employees showing, by reference to appropriate categories, remuneration payable and other principal benefits provided; and

(ii)	brief details of the numbers of other staff and hourly paid employees and a brief description of their terms and conditions of employment.

(b)	Save as disclosed pursuant to paragraph 1.16(a) above, there is not in existence any written or unwritten contract of employment with a director or an employee of a Company which cannot be terminated by 12 months’ notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

(c)	Save as disclosed pursuant to paragraph 1.16(a) above, there is not outstanding any agreement or arrangement to which a Company is a party for profit sharing or for payments to any of its directors or employees of bonuses or for incentive payments or other similar matters and there are no other material payments by a Company to employees which have not been disclosed.

(d)	None of the directors or managing directors of any Company has given or been given notice to terminate his employment.

(e)	No dispute has arisen within the last 12 months between a Company and a material number or category of its employees or with any trade union.

(f)	None of the Companies is currently experiencing or has experienced any material strikes, collective labour grievances or other collective bargaining disputes in the last five years.

(g)	None of the employees of the Companies are currently subject to any disciplinary action by a Company or are currently engaged in any grievance procedure against a Company.

1.17	Insurance

(a)	All premiums due in relation to each Company’s policies of insurance have been paid, and so far as the Seller is aware nothing has been done or omitted to be done which would make any policy of insurance of any Company void or voidable or which might lead to any liability under such insurance being avoided by the insurer.

(b)	No insurance claim is pending or outstanding.

(c)	Summaries of each Company’s insurances and of each claim made against those insurances in the last 2 years are set out in or attached to the Disclosure Letter (including the Data Room).

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1.18	Assets: unencumbered title

(a)	None of the property, assets, undertaking, goodwill or uncalled capital of any Company is subject to any Encumbrance other than the Property, Intellectual Property Rights, goods ordered by customers in the ordinary course of business and retention of title in respect of goods purchased in the ordinary course of business.

(b)	Of the assets owned or used by the Seller’s Group and the Companies and used by the Companies at the date of this agreement, the Companies own or have the right to use (or will at Completion own or have the right to use, pursuant to the Transitional Services Agreement or otherwise) those assets necessary to carry on their business as carried on at the date of this agreement.

1.19	Effects of the Agreement

(a)	The execution of this agreement and the observance and performance of its provisions will not:

(i)	pursuant to a provision of the relevant licence, authorisation or consent cause the automatic termination of or default under any licence, authorisation or consent (other than any contained in the Disclosure Letter (including the Data Room)) required by any Company for the purposes of its business;

(ii)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance whatsoever on any of the assets of any Company; or

(iii)	result in any present or future indebtedness of any Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date.

(b)	The Companies are not required to pay any financial or other benefit to (or release from liability) any of the managers, directors or key employees of the Companies, which is dependent on the execution or completion of this agreement and the parties acknowledge that, in the event of a breach of this provision, the cost of such benefits or releases shall be borne in their entirety by the Seller.

1.20	Confidential Information

(a)	Each of the employees of the Companies has executed a confidentiality agreement or are bound by terms and condition of employment pursuant to which such employee has agreed to maintain the confidentiality of the relevant Company’s confidential information.

(b)	As far as the Seller is aware, all breaches by employees of the Companies (during their employment by the Companies) of the Official Secrets Act 1989 and disclosures of any confidential information of the Companies in each case since 1 January 2004 are set out in the Disclosure Letter.

1.21	Unlawful Payments

(a)	No Company is suspended or debarred from bidding for contracts or subcontracts for any department or any agency of the government of the United Kingdom or, so far as the Seller is aware, any department or agency of the United States government or any foreign government nor, so far as the Seller is aware, has any such suspension or debarment been threatened or action for suspension or debarment been commenced.

(b)

So far as the Seller is aware, no Company is currently being audited, except in the ordinary course of business or as is customary in the industry or as provided by the Federal Acquisition Regulations, nor so far as the Seller is aware is any Company currently being investigated by the United States Government Accounting Office, the United States Department of Justice, the United States

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Department of Defence or any of its agencies, the Defence Contract Audit Agency or the Inspector General or other authorities of any agency of the United States government, any equivalent British government department or agency or any foreign government nor so far as the Seller is aware has any such audit or investigation been threatened.

(c)	None of the Companies nor any of the directors or officers of any of the Companies nor, so far as the Seller is aware without having made any enquiries or taken any steps to verify that such is the case other than in accordance with paragraph 5 of 0, any representatives or agents of any of the Companies have made, provided, or offered any contributions, payments, other inducement, gifts of anything of value or entertainment to any government officials, political parties, candidates or others where such provision or offering is contrary to English law (any payment pursuant to this paragraph hereinafter referred to as an Unlawful Payment).

(d)	None of the Companies has, in the 12 months prior to the date of this agreement, received notice of any Unlawful Payment or an investigation of an alleged Unlawful Payment.

2.	TAX

2.1	General

(a)	Taxation liabilities

All Taxation of any nature whatsoever for which a Company is liable and which has fallen due for payment has been duly paid.

(b)	Taxation returns

All notices, computations and returns which ought to have been given or made have been properly and duly submitted by each Company to the relevant Taxation authorities and all information, notices, computations and returns submitted to such authorities are true, accurate and complete in all material respects and are not the subject of any material dispute nor are likely to become the subject of any material dispute with such authorities. All records which a Company is required to keep for Taxation purposes have been duly kept and are available for inspection at the premises of the Company.

(c)	Extensions of time for filing

No Company has asked for any extensions of time for the filing of any tax returns or other documents relating to Taxation.

(d)	Claims and requests for treatment

All claims or other requests for any particular treatment relating to Taxation that have been taken into account in computing any amount in the Accounts or the Management Accounts, as the case may be, and the time limit for the making of which has passed have been duly made.

(e)	Penalties and interest

No Company has within the past three years paid or become liable to pay any interest, penalty, surcharge or fine relating to Taxation.

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(f)	Investigations

No Company has within the past 12 months been subject to, or is currently subject to, any non routine investigation, audit or visit by any Taxation or excise authority. So far as the Seller is aware, no claim has been made within the past 12 months by a taxing authority in a jurisdiction where any Company does not file tax returns that such Company is or may be subject to Taxation by such jurisdiction.

(g)	Employee Securities

No liability to national insurance contributions or obligation to account for income tax under PAYE could fall on a Company as a result of a chargeable event (within the meaning of Part 7 ITEPA) before, at or after Completion in respect of securities and interests in securities made available or securities options granted to an employee or director prior to Completion.

Full details of all share incentive schemes and profit sharing schemes and employee benefit trusts in which employees of the Companies participate whether approved by HMRC or not have been disclosed.

(h)	Close companies

No Company is, or has ever been, a close company as defined in section 414 Taxes Act 1988.

(i)	Group transactions

Neither of the Companies is under any obligation to make, or any contingent liability to pay for or repay payments previously received in respect of, claims for or surrenders of group relief pursuant to sections 402 and 413 Taxes Act 1988 and elections pursuant to paragraph 66 of Schedule 29 Finance Act 2002.

(j)	Tax avoidance

No Company has entered into or been a party to any scheme, arrangement or transaction designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding or deferring Taxation or reducing a liability to Taxation or amounts to be accounted for under PAYE.

(k)	Base values and acquisition costs

If each of the capital assets of each Company owned at the Accounts Date was disposed of for a consideration equal to the book value of that asset in, or adopted for the purpose of, the Balance Sheet, or in the case of assets acquired since the Accounts Date, equal to the consideration given on acquisition, no liability to corporation tax on chargeable gains or balancing charge under the Capital Allowances Act 2001 would arise (and for this purpose there will be disregarded any relief or allowance available to the relevant Company other than amounts falling to be deducted from the consideration receivable under section 38 TCGA).

(l)	VAT: general

Each Company:

(i)	is registered in the United Kingdom for VAT purposes and such registration is not subject to any conditions set down by HMRC and is not registered or required to be registered for VAT or any similar tax in any other jurisdiction; and

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(ii)	maintains complete, correct and up-to-date records for the purposes of all legislation relating to VAT and is not subject to HMRC conditions in this regard and is not in arrears with any payment or return under that legislation or in respect of Intrastats or excise or customs duties, or liable to any abnormal or non-routine payment of VAT, or any forfeiture or penalty, or to the operation of any penal provision.

(m)	VAT: property transactions

Neither a Company nor any relevant associate (within the meaning of paragraph 3(7) Schedule 10 Value Added Taxes Act 1994) has made any election under paragraph 2(1) Schedule 10 Value Added Taxes Act 1994 in respect of any land in, over or in respect of which any Company has any interest, right or licence to occupy and no Company is aware of any intention to make such an election.

(n)	Stamp duty and stamp duty reserve tax

All documents which are liable to stamp duty and which confer any right upon a Company or on which a Company may need to rely have been duly stamped and no document which confers any right upon a Company or on which a Company may need to rely and which is outside the United Kingdom would attract stamp duty if it were brought into the United Kingdom and there is no liability to any penalty in respect of such duty or circumstances which may give rise to such a penalty.

No Company has ever incurred or otherwise been under a liability to stamp duty reserve tax and there are no circumstances which may result in it being so liable.

(o)	Stamp duty land tax

Stamp duty land tax has been paid in full in respect of all land transactions to which stamp duty land tax applies and in respect of which a Company is the purchaser within the meaning of section 43(4) Finance Act 2003 and no Company has any liability or obligation (contingent or otherwise) to submit a further land transaction return.

(p)	Transfer pricing/Thin capitalisation

No Company has undertaken, or has agreed to undertake any transaction which is otherwise than on fully arm’s length terms and there are no circumstances which could cause any Taxation authority to make or require to be made any adjustment to the terms on which such transactions is treated as taking place.

2.2	Deductions and withholdings

Each Company has made all deductions in respect, or in account, of any Taxation from any payments made by it which it is obliged to make and has accounted in full to the appropriate authority for all amounts so deducted.

2.3	Tax Residence

No Company is treated for any Taxation purpose as resident in a country other than the country of its incorporation and no Company has, or has had within the past six years, a branch, agency or permanent establishment in a country other than the country of its incorporation.

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3.	PENSIONS

(a)	In this paragraph 3:

Scheme Documents means the documents relating to the Seller’s Schemes identified in the Disclosure Letter (including the Data Room).

(b)	Except pursuant to the Seller’s Schemes, neither WDSL nor ML has paid, provided or contributed towards, or has or has had any liability to pay, provide or contribute towards, any relevant benefits as defined in Section 612 of the Taxes Act 1988 for or in respect of any employee.

(c)	No employee has any right under the Seller’s Scheme other than as set out in the Scheme Documents.

(d)	A list of all current active members of the Seller’s Schemes who are Employees is attached to or contained in the Disclosure Letter (including the Data Room).

(e)	The Seller’s Schemes is approved as exempt approved schemes (within the meaning of section 592 of the Taxes Act) and, so far as the Seller is aware, there is no ground on which approval may be withdrawn or cease to apply.

(f)	There is no litigation nor, so far as the Seller is aware, threat of litigation in connection with the Seller’s Scheme. No investigation by the Pensions Ombudsman, the Occupational Pensions Regulatory Authority, the Pensions Regulator or the Inland Revenue has been or is being carried out in relation to the Seller’s Scheme and so far as the Seller is aware there are no facts which may give rise to any such investigation.

(g)	All amounts payable by WDSL and ML to the Seller’s Schemes have been paid.

(h)	WDSL and ML have acted in accordance with the terms of the Scheme Documents in all material respects and with all material legal and regulatory requirements (including but not limited to the duty to facilitate access to a stakeholder pension scheme under section 3 of the Welfare Reform and Pensions Act) which apply by virtue of, or in relation to, their participation in the Seller’s Schemes.

(i)	No Employee has any entitlement to payment of an early retirement benefit (on redundancy or otherwise) which WDSL or ML will or may be required to provide as a consequence of that entitlement having transferred to WDSL or ML pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981.

(j)	No act or omission has occurred which could result in the Pensions Regulator issuing, in relation to the Seller’s Schemes, a contribution notice as defined in section 38 of the Pensions Act 2004.

(k)	No service company or insufficiently resourced company (both as defined in section 44 of the Pensions Act 2004) has participated in the Seller’s Schemes since April 2005 and the Seller does not intend, in the 12 months from Completion, to allow any company which at Completion does not participate in the Seller’s Schemes and which is insufficiently resourced to participate in the Seller’s Schemes.

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SCHEDULE 5

WARRANTY CLAIMS

1.	Acknowledgement

The Purchaser and the Guarantor acknowledge and agree that:

(a)	the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Seller or any member of the Seller’s Group and on which the Purchaser may rely in entering into this agreement;

(b)	no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller’s Group may form the basis of, or be pleaded in connection with, any Claim by the Purchaser;

(c)	at the time of entering into this agreement it is not aware of any matter or thing which is inconsistent with the Warranties or constitutes a breach of any of them;

(d)	notwithstanding any other term of this agreement, the only Warranties that are given in relation to the environment are those contained in paragraph 1.11 of 0; and

(e)	notwithstanding any other term of this agreement, the only Warranties that are given in relation to Taxation are those contained in section 2 of 0.

2.	Exclusions

The Seller shall not be liable in respect of a Claim to the extent that it relates to any liability or obligation on the part of a Company:

(a)	for which express or specific provision is made, or of which the payment or discharge is reflected, in the Accounts or the Management Accounts, as the case may be, or the Working Capital Statement; or

(b)	which arises or increases as a result of a change in legislation or a change in the interpretation of legislation on the basis of case law made after Completion (whether relating to Taxation, the rate of Taxation or otherwise) or any amendment to, or the withdrawal of, any practice previously published by a Taxation Authority, in either case occurring after Completion, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part; or

(c)	which arises as a result of any change after Completion of the date to which any Company makes up its accounts or in the bases, methods or policies of accounting of any Company other than a change which is reported by the auditors for the time being of any Company to be necessary in their opinion because such bases, methods or policies of accounting as at the date of Completion are not in accordance with any published accounting practice or principle then current; or

(d)	for which the Purchaser is compensated as a result of a claim under the Tax Deed or another provision of this agreement; or

(e)	occasioned by any act or omission of any Purchaser Company after Completion; or

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(f)	of which the Purchaser, the Guarantor or the Purchaser’s Advisers is aware at the date of this agreement; or

(g)	in the case of a Taxation liability, if any profits or amount to which the Taxation is attributable were actually earned or received by or actually accrued to any Company but were not reflected in the Working Capital Statement; or

(h)	which arises or is increased as a result of the failure or omission of any Company to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent or to do any other thing under the provisions of any enactment or regulation relating to Taxation after Completion, the making, giving or doing of which was taken into account in computing the provisions for Taxation in the Working Capital Statement; or

(i)	which arises or is increased as a result of any claim, election, surrender or disclaimer made or notice or consent given after Completion by any Company or any member of the Purchaser’s Group under the provisions of any enactment or regulation relating to Taxation other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in computing the amount of any allowance, provision or reserve in the Working Capital Statement or which is made at the prior request of the Seller pursuant to its rights under the Tax Deed; or

(j)	which would not have arisen but for a cessation, or any change in the nature or conduct, of any trade carried on by any Company at Completion, being a cessation or change occurring on or after Completion.

3.	Financial Limits

The liability of the Seller shall be limited as follows:

(a)	there shall be disregarded (including for the purposes of paragraph (b)) any breach of the Warranties in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than £100,000;

(b)	the Purchaser shall not be entitled to recover any damages in respect of any breach or breaches of the Warranties unless the amount of damages in respect of such breach or breaches exceeds in aggregate the sum of £1,500,000 (in which case the Seller shall be liable for the whole amount and not merely the excess); and

(c)	the maximum aggregate liability of the Seller in respect of all and any claims under the Warranties and the Indemnities and all and any claims under the Tax Deed shall not exceed the Consideration actually received by the Seller from time to time.

4.	Time limits

The liability of the Seller shall terminate (but without prejudice to the rights and obligations of the parties under the Tax Deed):

(a)	on the seventh anniversary of Completion in respect of those matters set out in the section 2 of 0; and

(b)	on the date 18 months after Completion in respect of all other Warranties,

except in respect of any Claim of which written notice is given to the Seller giving reasonable details of the nature of the matter before the relevant date. The liability of the Seller in respect of any Claim

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shall in any event terminate if proceedings in respect of it have not been commenced within six months of service of notice of that Claim unless the Seller shall have assumed conduct of the Claim in question in accordance with the provisions of this Schedule or the Tax Deed.

5.	Notice of Warranty Claims

If the Purchaser becomes aware of a matter which is likely to give rise to a Claim, the Seller shall not be liable in respect of it unless the Purchaser has given written notice of the relevant facts to the Seller as soon as reasonably practicable after becoming aware of those facts and in any event within 3 months of becoming aware of those facts.

6.	Conduct of Third Party Claims

If a Claim arises as a result of, or in connection with, a liability or alleged liability to a third party (a Third Party Claim), then (subject to the provisions of the Tax Deed in relation to any matter which is the subject of a claim under it):

(a)	the Purchaser shall give notice of the relevant facts to the Seller as soon as reasonably practicable and in any event within two months of becoming aware of the circumstances or the receipt of the document as appropriate;

(b)	the Purchaser shall and shall procure that the relevant Company shall take such action as the Seller may reasonably request by notice in writing given to the Purchaser to avoid, dispute, resist, appeal or compromise or contest any Third Party Claim and in such case, the Purchaser shall and shall procure that the relevant Company shall make available to the Seller such access to personnel and information (including copies of information) as may be reasonably requested by the Seller for avoiding, resisting, disputing, appealing or compromising or contesting any Third Party Claim and the Seller shall indemnify the Purchaser and keep the Purchaser indemnified on demand against all reasonable costs incurred in complying with such requests of the Purchaser under this subparagraph; and

(c)	if the Seller does not request the Purchaser or the relevant Company to take any action the Purchaser shall procure that the relevant Company consults with the Seller in relation to the conduct of any appeal, dispute, compromise or defence of the Third Party Claim; and the Purchaser shall, and shall procure that the relevant Company shall, keep the Seller promptly informed of the progress of the Third Party Claim and provide the Seller with copies of all relevant documents and such other information as may be reasonably requested by the Seller at the Seller’s cost.

7.	Mitigation

Subject to the provisions of clauses 11.4 and 12.6, nothing in this agreement shall be deemed to relieve the Purchaser from any common law duty to mitigate any loss or damage incurred by it as a result of any breach of this agreement. In the case of a Claim relating to Taxation, the Purchaser shall be obliged to utilise all Pre Completion Reliefs (as defined in the Tax Deed) to mitigate any Tax liability and clause 9 of the Tax Deed shall apply as if it was set out in this schedule mutatis mutandis.

8.	Recovery from third parties

This paragraph applies if:

(a)	the Seller makes a payment (excluding any interest on a late payment) in respect of a Claim (the Damages Payment); and

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(b)	any Company or the Purchaser receives any sum which would not have been received but for the circumstance which gave rise to that Claim (the Third Party Sum); and

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

(d)	the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Purchaser in full for the loss or liability which gave rise to the Claim in question, such excess being the Excess Recovery.

If this paragraph applies, the Purchaser shall, promptly on receipt of the Third Party Sum by it or the relevant Group Company, repay to the Seller an amount equal to the lower of: (i) the Excess Recovery; and (ii) the Damages Payment, after deducting (in either case) all costs incurred by the Purchaser or the relevant Company in recovering the Third Party Sum and any taxation payable by the Purchaser or any Company by virtue of its receipt.

9.	Insurance

Without prejudice to the Purchaser’s duty to mitigate any loss in respect of any breach of this agreement, if in respect of any matter which would otherwise give rise to a breach of this agreement one of the Companies is entitled to claim under any policy of insurance (or would have been so entitled had it maintained in force the insurance cover normally maintained for businesses of this type), the amount of insurance monies to which that Company is or would have been entitled shall reduce pro tanto or extinguish the claim for breach of this agreement.

10.	Rescission

The Purchaser’s only remedies under this agreement (in the absence of fraud) shall be damages or equitable relief and the Purchaser shall not be entitled to rescind or terminate this agreement after its signature in any circumstances.

11.	Double recovery

The Purchaser shall not be entitled to recover under any provision of this agreement or the Transaction Documents more than once in respect of the same Loss.

12.	Unlimited liability

Notwithstanding any other provisions of this agreement, the limitations in this Schedule shall not apply in respect of any claim arising by reason of fraud by the Seller and the limitations in paragraph 3 of this Schedule shall not apply in respect of a breach of the Warranties in paragraphs 1.1(a), 1.2 or 1.3 of 0.

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SCHEDULE 7

PRE-COMPLETION

Until Completion the Seller shall exercise all rights and powers available to it so as to procure that, except with the written consent of the Purchaser, no Company shall:

(a)	incur any capital expenditure exceeding £150,000; or

(b)	dispose of or create any Encumbrance in respect of a material amount of its assets except in the ordinary course of business and except the payment of the WDSL Final Dividend; or

(c)	enter into any unusual or abnormal contract or commitment not in the ordinary course of business; or

(d)	grant any lease or third party right in respect of any of the Property or transfer or otherwise dispose of the Property; or

(e)	other than as a result of any annual salary review, make any change in the terms and conditions of employment of any of its directors or employees or employ or terminate (except for good cause) the employment of any Senior Employee; or

(f)	announce to any person any proposal to grant or create, any additional Retirement Benefit or take any action or allow any action to be taken in relation to the Schemes in relation to any employee of WDSL or ML other than in the ordinary course of administering the Schemes or knowingly omit to take any action necessary or prudent for the ordinary proper operation of the Schemes; or

(g)	create, issue, purchase or redeem any class of share or loan capital; or

(h)	other than in respect of ordinary business at an annual general meeting, pass any resolution of its shareholders or any class of shareholders, whether in general meeting or otherwise; or

(i)	form any subsidiary or acquire shares in any company or participate in, or terminate any participation in, any partnership or joint venture; or

(j)	agree, conditionally or otherwise, to do any of the foregoing; or

(k)	in any other way depart from the ordinary course of its business.

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SCHEDULE 8

COMPLETION

PART 1

SELLER’S OBLIGATIONS

At Completion the Seller shall procure:

(a)	the delivery to the Purchaser of:

(i)	duly executed transfer in favour of the Purchaser or its nominee(s) of all the Shares;

(ii)	the share certificate(s) representing the Shares (or an express indemnity in a form satisfactory to the Purchaser in the case of any found to be missing);

(iii)	the common or corporate seal (where applicable), registers and share certificate books of each Company;

(iv)	the Tax Deed duly executed by the Seller;

(v)	the Transitional Services Agreement executed by the parties to it;

(vi)	the resignations of Rolf Soderstrom and Andrew John Stevens as directors of WDSL and the resignations of Richard Sismey and Andrew John Stevens as directors of ML, in each case acknowledging that he has no claim against the relevant Company for loss of office;

(vii)	the resignation of the auditors of WDSL confirming that there are no circumstances connected with their resignation which should be brought to the attention of the members or creditors of WDSL;

(viii)	the power of attorney in the Agreed Form executed by Flight Refuelling Limited in respect of the Shares; and

(ix)	a certified copy of the resolutions of the board of directors (or a duly constituted committee of the board) of the Seller authorising the execution of the Tax Deed and each of the other Transaction Documents to be executed by it at Completion; and

(b)	that a board meeting of each Company is held at which it is resolved that:

(i)	such persons as the Purchaser nominates are appointed as additional directors and the secretary of that Company;

(ii)	its registered office is changed to such address as is notified to the Seller three Business Days before Completion;

(iii)	in the case of WDSL, the transfer referred to in paragraph (a) above (subject only to it being duly stamped) is, to the extent relevant, approved for registration;

(iv)	in the case of WDSL, such auditors as are notified to the Seller three Business Days before Completion are appointed as auditors; and

(v)	the resignations referred to in (a)(vi) and (vii) above are accepted.

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PART 2

PURCHASER’S OBLIGATIONS

At Completion the Purchaser shall:

(a)	deliver to the Seller a certified copy of the resolutions of the board of directors (or a duly constituted committee of the board) of the Purchaser authorising the execution of the Tax Deed and each of the other Transaction Documents to be executed by it at Completion;

(b)	deliver to the Seller a counterpart of the Tax Deed duly executed by the Purchaser;

(c)	pay the Initial Consideration and (on behalf of the Purchaser (as defined in the FRC Agreement)) the Deferred Purchase Price (as defined in the FRC Agreement) in cash to the Seller; and

(d)	pay any Deferred Consideration payable on Completion in cash to the Seller.

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SCHEDULE 13

INTERPRETATION

1.	In this agreement:

Accounts means the audited balance sheet as at the Accounts Date and the audited profit and loss account for the year ended on that date of WDSL and the unaudited balance sheet as at the Accounts Date of ML;

Accounts Date means 31 December 2005;

Actual Net Indebtedness means the Net Indebtedness as shown in the Working Capital Statement;

Actual Shareholder Debt means the Shareholder Debt as shown in the Working Capital Statement;

Actual Working Capital means the Working Capital as shown in the Working Capital Statement;

Advance Payments means the sum of all payments on account received or receivable from a customer other than Progress Payments;

Agreed Form means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Seller or the Seller’s Solicitors and the Purchaser or the Purchaser’s Solicitors with such changes as the Seller and the Purchaser may agree in writing before Completion;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London for normal business;

Claim means any claim by the Purchaser (or its assignee) against the Seller for a breach of the Warranties;

Companies means WDSL and ML and Company means any of them;

Completion means completion of the sale and purchase of the Shares in accordance with this agreement or the date thereof, as the case may be;

Condition means the condition precedent to the sale and purchase of the Shares set out in clause 3.1;

Consideration means the aggregate of the Initial Consideration (as adjusted) and the Deferred Consideration (if any);

Data Room means each of the documents contained in the “WDSL” section of the Project Windsor electronic data site hosted by Merrill Corporation copies of which are contained on the cd-rom in the Agreed Form enclosed with the Disclosure Letter and the supplementary file annexed to the Disclosure Letter;

Deferred Consideration has the meaning given in clause 7.1;

Disclosure Letter means the letter of the same date as this agreement from the Seller to the Purchaser;

Encumbrance means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption, assignment by way of security or trust arrangement for the purpose of

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providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing;

Environmental Tax means the tax known as aggregates levy charged in accordance with Part 2 of the Finance Act 2001, the tax known as climate change levy charged in accordance with Part I of Schedule 6 to the Finance Act 2000 and the tax known as landfill tax charged in accordance with Part III of the Finance Act 1996;

Estimated Net Indebtedness means the estimate of the Net Indebtedness as shown in the Estimated Working Capital Statement;

Estimated Shareholder Debt means the estimate of the Shareholder Debt as shown in the Estimated Working Capital Statement;

Estimated Working Capital means the estimate of Working Capital as shown in the Estimated Working Capital Statement;

Estimated Working Capital Amount means the Estimated Working Capital less the Target Working Capital;

Estimated Working Capital Statement means the statement containing the Seller’s good faith estimate of the amounts of Net Indebtedness (including Shareholder Debt) and Working Capital as at Completion as provided by the Seller to the Purchaser prior to Completion;

Financial Indebtedness means indebtedness of the Companies to any person other than another Company in respect of finance leases and moneys borrowed on term loans, revolving loans or overdraft and any accrued but unpaid interest in respect of those borrowings;

HMRC means Her Majesty’s Revenue and Customs (or, where applicable, a person or persons which previously had responsibility for any function for which Her Majesty’s Revenue and Customs has responsibility);

holding company has the meaning given in section 736 of the Companies Act 1985;

Indemnities means the indemnities in clauses 11 and 12 and Schedule 12;

Independent Accountants means such firm of chartered accountants as may be appointed under Schedule 11;

Initial Consideration has the meaning given in clause 5.1;

Intellectual Property Rights means (i) copyright, patents, database rights and rights in trade marks, designs, know-how and confidential information (whether registered or unregistered), (ii) applications for registration, and rights to apply for registration, of any of the foregoing rights and (iii) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

Long-Stop Date has the meaning given in clause 3.2;

Losses means losses, costs, damages, liabilities, charges, expenses and penalties;

Management Accounts means the latest unaudited management accounts of the relevant Company contained in the Disclosure Letter (including the Data Room);

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Net Indebtedness means that amount equal to the sum of: (i) the Shareholder Debt; (ii) the Advance Payments; and (iii) the aggregate other net external Financial Indebtedness of the Companies as at Completion, after deducting from that sum the aggregate amount of the cash in hand or at bank and cash equivalents held by the Companies as at Completion;

Progress Payments means the sum of all payments on account received or receivable from a customer which are validly set-off against stock (at cost) deliverable under a contract to the same customer or debtors relating to that customer where such related revenues have been recognised;

Property means the property shortly described in Schedule 3 and includes every part of each of them and Property means any of them;

Purchaser Companies means the Purchaser’s Group and, with effect from Completion, the Companies and Purchaser Company means any of them;

Purchaser’s Accountants means Ernst & Young of 1 More London Place, London SE1 2AF;

Purchaser’s Advisers means the Purchaser’s Solicitors, the Purchaser’s Accountants and Jeffries Quarterdeck;

Purchaser’s Group means the Purchaser and the Guarantor and all their subsidiary undertakings, all their parent undertakings and all the other subsidiary undertakings of each of their parent undertakings (other than the Companies);

Purchaser’s Solicitors means Eversheds LLP of Senator House, 85 Queen Victoria Street, London EC4V 4JA;

Retained IP means any trade marks or logos which include the Retained Names;

Retained Names means “Cobham”, “FR” and “Flight Refuelling”;

Retirement Benefit has the meaning given in Section 255(5) of the Pensions Act 2004;

Seller’s Accountants means PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH;

Seller’s Group means the Seller and all its subsidiary undertakings (other than the Companies);

Seller’s Scheme means the Cobham Pension Plan (currently governed by a trust deed and rules dated 29 January 1998, as amended) and the Cobham Executives Pension Plan (currently governed by a trust deed and rules dated 29 January 1998, as amended);

Seller’s Solicitors means Allen & Overy LLP of One New Change, London EC4M 9QQ;

Senior Employee means any employee of a Company whose annual salary before bonuses and benefits at the date of this agreement exceeds £50,000;

Shareholder Debt means the aggregate of the Financial Indebtedness owing from the Companies to the Seller’s Group as at Completion (including in respect of the WDSL Final Dividend) less the aggregate of the Financial Indebtedness owing from the Seller’s Group to the Companies as at Completion;

subsidiary undertaking and parent undertaking have the meanings given in section 258 of the Companies Act 1985;

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Target Working Capital means £1,900,000;

Taxation means all forms of taxation, duties, imposts and levies, whether of the United Kingdom or elsewhere, including income tax (including income tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, advance corporation tax, capital gains tax, inheritance tax, VAT, Environmental Tax, customs and other import or export duties, excise duties, stamp duty, stamp duty reserve tax, stamp duty land tax, National Insurance and social security or other similar contributions, and any interest, surcharge, penalty or fine in relation thereto;

Taxation Authority means the Inland Revenue or any other taxing or other authority (whether within or outside the United Kingdom) competent to impose, administer or collect any Taxation;

Tax Deed means the Tax Deed in the Agreed Form;

Taxes Act 1988 means the Income and Corporation Taxes Act 1988;

Transaction Documents means this agreement, the documents referred to in it and any other agreements executed or to be executed by the parties on the date of this agreement or Completion;

Transitional Services Agreement means the agreement to be executed between WDSL and Flight Refuelling Limited in the Agreed Form;

Transferred IP means any trade marks or logos which include the Transferred Names;

Transferred Names means Wallop and WDS;

UK GAAP means generally accepted accounting principles and practices in the United Kingdom;

VAT means value added tax chargeable under or pursuant to the VATA 1994 or the EU Sixth VAT Directive (77/388/EEC);

VATA 1994 means the Value Added Tax Act 1994;

WDSL Final dividend means the final dividend of £660,000 declared by WDSL in December 2005 which remains unpaid at the date of this agreement;

Warranties means the warranties on the part of the Seller contained in clause 10;

Warranty Claim means a claim by the Purchaser the basis of which is that any one or more of the Warranties is, or is alleged to be, untrue, inaccurate or misleading;

Working Capital means the adjusted working capital of the Companies as at Completion as ascertained in accordance with Schedule 10;

Working Capital Amount means the Actual Working Capital less the Target Working Capital; and

Working Capital Statement means the statement of Net Indebtedness and Working Capital determined or agreed following Completion in accordance with, and pursuant to, the policies, practices and procedures set out in set out in Schedule 10.

2.

It is assumed that the Estimated Indebtedness and Actual Net Indebtedness and Estimated Shareholder Debt and Actual Shareholder Debt calculations will show amounts being owed by the Companies and therefore Estimated Indebtedness and Actual Net Indebtedness and Estimated Shareholder Debt and Actual Shareholder Debt when used in clauses 5, 6 and 8 shall be the positive

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figure representing the amounts by which the Companies are indebted (although in such a case the figures will appear as negative in the Working Capital Statement and Target Working Capital Statement). If Estimated Net Indebtedness or Actual Net Indebtedness or Estimated Shareholder Debt or Actual Shareholder Debt show amounts being owed to the Companies these will be negative numbers in clauses 5, 6 and 8 (and appear in the Estimated Working Capital Statement or Working Capital Statement as positive numbers).

3.	The following are examples as to how the Initial Consideration in clause 5 should be calculated:

	Example amount	Example explanation	Effect on Initial Consideration	Example

Estimated Net Indebtedness	£1,000,000	the Companies owe £1,000,000 in aggregate externally and to the Seller’s Group	Initial Consideration reduced	Initial Consideration is £36,500,00 (if Estimated Working Capital Amount is nil)

	negative £1,000,000	the Companies have cash of £1,000,000 and no debt owed by or to them	Initial Consideration increased	Initial Consideration is £38,500,00 (if Estimated Working Capital Amount is nil)

Estimated Working Capital Amount	£1,000,000	the Estimated Working Capital is greater than the Target Working Capital, for example, Estimated Working Capital is £500,000 and Target Working Capital is negative £500,000	Initial Consideration increased	Initial Consideration is £38,500,00 (if Estimated Net Indebtedness is nil)

	negative £1,000,000	the Estimated Working Capital is less than the Target Working Capital, for example, Estimated Working Capital is negative £500,000 and Target Working Capital is £500,000	Initial Consideration reduced	Initial Consideration is £36,500,00 (if Estimated Net Indebtedness is nil)

4.	The following are examples of how the adjustments to the Initial Consideration in clause 6 should be calculated:

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	Example amount	Example explanation	Effect on Initial Consideration	Example

Actual Net Indebtedness	£1,000,000 (Estimated Net Indebtedness is negative £1,000,000)	the Companies owe £2,000,000 in aggregate more externally and to the Seller’s Group than estimated	Initial Consideration reduced	Initial Consideration is reduced by £2,000,000

	negative £3,000,000 (Estimated Net Indebtedness is negative £1,000,000)	the Companies have £2,000,000 more cash and amount owed to them externally and by the Seller’s Group than estimated	Initial Consideration increased	Initial Consideration is increased by £2,000,000

Working Capital Amount	£1,000,000 (Estimated Working Capital Amount is negative £1,000,000)	it was estimated that working capital would be less than the target by £1,000,000 but is greater than the target by £1,000,000	Initial Consideration increased	Initial Consideration is increased by £2,000,000

	negative £3,000,000 (Estimated Working Capital Amount is negative £1,000,000)	it was estimated that working capital would be less than the target by £1,000,000 but is less than the target by £3,000,000	Initial Consideration reduced	Initial Consideration is reduced by £2,000,000

5.	Where any statement in 0 or in the Disclosure Letter is qualified by the expression “so far as the Seller is aware” or “to the best of the Seller’s knowledge, information and belief” or any similar expression, that expression or statement shall be deemed to refer to the actual knowledge of Charles Hughes, Ken Morrison and Mike Kelly following diligent enquiry of John Taylor, Nicholas Jackson, Rob Butler, Nick Barlow, Rob Powell, Ruaidhri Magee and Phil Miles.

6.	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after the date of this agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation (including regulations) made (before, on or after the date of this agreement) under that enactment, including (where applicable) that enactment as amended,

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extended or applied as described in subparagraph (a), or under any enactment which it re enacts as described in subparagraph (b).

7.	In this agreement:

(a)	words denoting persons include bodies corporate and unincorporated associations of persons;

(b)	references to an individual include his estate and personal representatives;

(c)	subject to clause 19, references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party;

(d)	a person shall be deemed connected with another if that person is connected with that other within the meaning of section 839 of the Taxes Act 1988;

(e)	the words including and include shall mean including without limitation and include without limitation, respectively;

(f)	any reference importing a gender includes the other genders;

(g)	any reference to a time of day is to London time;

(h)	any reference to £ is to pounds sterling;

(i)	any reference to writing includes typing, printing, lithography, photography or facsimile but excludes e-mail;

(j)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document; and

(k)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated.

8.	If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the schedules or any other document referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence, unless the relevant schedule or other document which is referred to or otherwise incorporated into this agreement expressly provides that the term in it is to take precedence over the term in the body of this agreement.

9.	The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing shall not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

10.	A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter shall be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

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SIGNATORIES

Signed by	) /s/ WARREN TUCKER
for Cobham plc	)

Signed by	) /s/ ROBERT D GEORGE
for Esterline Acquisition Limited	)

Signed by	) /s/ ROBERT CREMIN
for Esterline Technologies Corporation	)

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